Exhibit 99.1

BRAGG GAMING SECURES U.S.$8.7 MILLION FUNDING FOR

COMPANY’S FURTHER EXECUTION ON ITS GROWTH INITIATIVES

TORONTO, September 6, 2022 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) ("Bragg" or the "Company"), a global B2B gaming technology and content provider, announced today it has entered into a funding agreement for an investment of U.S.$8.7 million (the "Funding Agreement") with Lind Global Fund II LP, an investment entity managed by The Lind Partners, a New York-based institutional fund manager (together (“Lind”).

Yaniv Sherman, Chief Executive Officer of Bragg Gaming Group, commented, “We highly appreciate the confidence demonstrated by Lind and we are excited about the opportunity this growth capital affords Bragg. For more than a decade, Lind has demonstrated a tremendous record of success supporting growth companies and we are confident that Bragg is well positioned to further deliver on our strategic initiatives."

“Importantly, since the beginning of 2021, our focus on enhancing our proprietary content development capabilities and our continued expansion into new regulated iGaming markets, including North America, have driven a significant increase in Bragg’s revenue as well as margin expansion, which has resulted in strong Adjusted EBITDA growth. This is further reflected in our expectation for 2022 full year revenue and Adjusted EBITDA growth of 34% and 46%, respectively. This investment provides capital we intend to deploy in a return-focused manner, to further strengthen our foundation for continued top line and cash flow growth.”

“Lind is extremely excited about its investment in Bragg", said Phillip Valliere, Managing Director at The Lind Partners. “Bragg has rapidly grown its gaming technology businesses and continues to expand its footprint, globally. We look forward to working with Bragg’s high-caliber management team as it further expands and penetrates new key gaming markets while continuing to drive profitability.”

About the Funding Agreement

The funding provided to Bragg by Lind will come in the form of a US$8.7 million convertible security (the "Convertible Security") which will have a face value of US$10.0 million (the "Face Value").

Bragg will receive net proceeds of approximately US$8.2 million from the Funding after fees. The Face Value of the convertible security will have a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion.

Shares issued upon conversion are subject to a 121-day lock-up period following deal close.

The Funding agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or US$1,000,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. Bragg also has the option at any time to buy back the entire remaining balance of the Convertible Security, subject to a partial conversion right in favour of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the funding, Lind will be issued a warrant to purchase up to 979,048 common shares at a price of C$9.28 per share for a period of 60 months.

The Funding is secured by assets of the Company and certain of its subsidiaries. The Funding Agreement and the issuance of securities thereunder has been conditionally approved by the Toronto Stock Exchange (the "TSX"). Closing is subject to final TSX approval and to the satisfaction of other customary closing conditions.

The Benchmark Company, LLC is acting as exclusive financial advisor to Bragg in connection with the funding agreement.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a content-driven iGaming technology provider and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has consistently expanded its operations across Europe, North America and Latin America and is continuing to grow as an international industry leader within the global online gaming market.

Through its wholly owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

About The Lind Partners

The Lind Partners manages institutional funds that are leaders in providing growth capital to small- and mid-cap companies publicly traded in the US, Canada, Australia and the UK. Lind’s funds make direct investments ranging from US$1 to US$30 million, invest in syndicated equity offerings and selectively buy on market. Having completed more than 100 direct investments totaling over US$1 Billion in transaction value, Lind’s funds have been flexible and supportive capital partners to investee companies since 2011. For more on Lind, please visit www.thelindpartners.com.

Cautionary Statement Regarding Forward-Looking Information

This news release may contain forward-looking statements or "forward-looking information" within the meaning of applicable Canadian securities laws ("forward-looking statements"). Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or describes a "goal", or variation of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

All forward-looking statements reflect the Company's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company's forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: the completion of the transactions contemplated under the Funding Agreement, the success of growth initiatives funded by the use of proceeds and other assumption described in Bragg most recent management discussion and analysis, annual information form and other public disclosure available on www.sedar.com.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: completion of the closing conditions to the Funding Agreement, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of Bragg to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; the estimated size of the gaming market globally; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases, such as the outbreak of COVID-19.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Contacts:

Yaniv Spielberg	Joseph Jaffoni, Richard Land, James Leahy
Chief Strategy Officer	JCIR
Bragg Gaming Group	212-835-8500 or bragg@jcir.com
info@bragg.games